Filed Pursuant to Rule 424(b)(3)

Registration No. 333-114245

PROSPECTUS

Andrea Electronics Corporation

15,439,594 Shares

Common Stock

This prospectus relates to 15,439,594 shares of our common stock issued or issuable upon conversion of our Series D Convertible Preferred Stock and upon exercise of warrants to purchase shares of our common stock described under “Description of Capital Stock – Preferred Stock” and “Description of Capital Stock -Warrants” in this prospectus. The shares may be sold from time to time by the Selling Stockholders identified in this prospectus on the American Stock Exchange or any other market or trading facility on which shares may be traded or in private transactions, at fixed or negotiated prices.

We will not receive any of the proceeds from the sale of these shares by the Selling Stockholders, although we have paid the expenses of preparing this prospectus and the related registration statement. We receive proceeds from the sale of shares of Series D Convertible Preferred Stock and the related warrants and proceeds from exercise for cash of the warrants for common stock.

Our common stock is quoted on the American Stock Exchange under the symbol “AND.” On June 3, 2004, the last reported sale price for the common stock on the American Stock Exchange was $0.17 per share.

Investing in the common stock involves a high degree of risk. You should carefully read the “Risk Factors” section of this prospectus beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 4, 2004.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state which the offer or sale is not permitted.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. See “Incorporation of Certain Information By Reference.” This information is available without charge to you upon written request to our Corporate Secretary at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747.

Prospectus Summary

This summary highlights selected information from this document and does not contain all of the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference into this prospectus, before making an investment decision. In particular, our financial statements and related notes are not included in this prospectus, but are incorporated by reference from the documents listed under the caption “Incorporation of Certain Information by Reference” located at the end of this prospectus.

Andrea Electronics Corporation

Andrea Electronics Corporation is incorporated under the laws of the State of New York and has been engaged in the electronic communications industry since 1934. We design, develop and manufacturer state-of-the-art microphone technologies and products for enhancing speech-based applications software and communications that require high quality, clear voice signals. Our technologies eliminate unwanted background noise to enable the optimum performance of various speech-based and audio applications.

The Offering

On behalf of the Selling Stockholders identified later in this prospectus, we are registering for resale 15,439,594 shares of common stock comprised of:

•	10,000,000 shares of common stock which have been issued or are issuable upon conversion of up to 2,500,000 shares of Series D Convertible Preferred Stock; and

•	5,439,594 shares of common stock which have been issued or are issuable upon exercise of warrants.

You should read the following information about us, together with the more detailed information about the securities underlying this offering, contained elsewhere in this prospectus. In particular, you should read the section entitled “Risk Factors,” which explains that your investment in shares of our common stock involves a high degree of risk.

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors.

If we fail to maintain access to funds sufficient to meet our operating needs, we may be required to significantly reduce, sell or refocus, our operations, our business, results of operations and financial condition could be materially and adversely effected, our common stock could be delisted from the American Stock Exchange and/or we could be unable to continue operations.

In order to be a viable entity, we need to achieve profitable operations. To accomplish that we need to increase revenues and/or decrease expenses significantly. We could also need to sell additional assets or raise capital as a means of funding continued operations. In recent years, we have sustained significant operating losses. Since 1997, we have been unable to generate sufficient cash flow from operations to meet our operating needs and, correspondingly, from time to time during the past several years, we have raised additional capital from external sources. We may have to continue to raise additional capital from external sources. These sources may include private or public financings through the issuance of debt, convertible debt or equity, or collaborative arrangements. Such additional capital and funding may not be available on favorable terms, if at all. Additionally, we may only be able to obtain additional capital or funds through arrangements that require us to relinquish rights to our products, technologies or potential markets, in whole or in part, or result in our sale. On February 20, 2004, we entered into a Securities Purchase Agreement pursuant to which the Selling Stockholders (excluding Knightsbridge Holdings, LLC) agreed to invest a total of $2.5 million in the Company of which we received $1.25 million on February 23, 2004, and $1.25 million on June 4, 2004. As a result, we believe that we have sufficient liquidity to continue our operations at least through March 2005. We have revised our business strategies to reduce our expenses and capital expenditures, but we still do not generate sufficient cash flow from operations to meet our operating needs and we cannot assure you that we will be successful in generating positive cash flows or obtaining access to additional sources of funding in amounts necessary to continue our operations. Failure to maintain access to sufficient funds may also result in our delisting from the American Stock Exchange and our inability to continue operations. (See Note 1 of our Consolidated Financial Statements in our Form 10-KSB for our year ended December 31, 2003, and Note 1 of our Condensed Consolidated Financial Statements in our Form 10-QSB for the period ended March 31, 2004,incorporated by reference herein.)

Our operating results are subject to significant fluctuation, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them as indications of our future performance.

Our results of operations have historically been and are subject to continued substantial annual and quarterly fluctuations. The causes of these fluctuations include, among other things:

•	the volume of sales of our products under our collaborative marketing arrangements;

•	the cost of development of our products;

•	the mix of products we sell;

•	the mix of distribution channels we use;

•	the timing of our new product releases and those of our competitors;

•	fluctuations in the computer and communications hardware and software marketplace; and

•	general economic conditions.

We cannot assure that the level of sales and gross profit, if any, that we achieve in any particular fiscal period will not be significantly lower than in other fiscal periods. Our revenues for the quarter ended March 31, 2004 were approximately $1.6 million, inclusive of sales return recovery – restructuring of $0.2 million, compared to net revenues of $1.3 million for the same quarter in 2003. Net loss applicable to common shareholders for the quarter ended March 31, 2004 was approximately $1.8 million, or a basic and diluted net loss attributable to common shareholders per share of $0.05, compared to a net loss of approximately $0.9 million, or a basic and diluted net loss attributable to common shareholders per share of $0.04, for the same quarter in 2003. Our revenues for the year ended December 31, 2003 were approximately $5.1 million versus $3.9 million in the year ended December 31, 2002. Net loss applicable to common shareholders for the year ended December 31, 2003 was approximately $4.7 million, or $0.20 per share on a basic and diluted basis, versus net loss applicable to common shareholders of approximately $21.1 million, or $1.12 on a basic and diluted basis for the year ended December 31, 2002. During 2003 and the early part of 2004, we continued to experience cash flow constraints. While we continue to explore opportunities to grow sales in other business areas, we are also examining additional opportunities for cost-reduction, production efficiencies and further diversification of our business. Although we intend to continue improving cash flows by reducing overall expenses, we may not be able to easily and quickly implement such initiatives and, if our revenues continue to decline, our net income or loss may be disproportionately affected. Furthermore, our acquisition in 1998 of Lamar Signal Processing, Ltd. resulted in a substantial amount of goodwill and other intangible assets. The amortization of these intangible assets has had, and will continue to have, a negative, non-cash impact on our results of operations (other than goodwill). At December 31, 2003 we recorded an impairment charge of approximately $2.4 million to our Core Technology associated with the Lamar acquisition. In addition, at December 31, 2002, we recorded an impairment charge of approximately $12.5 million as a cumulative effect of a change in accounting principle to write off the entire goodwill associated with the Lamar acquisition. As a result of all the above factors, we expect to continue to accumulate losses and the market price of our common stock could decline and/or continue to fluctuate.

Shares eligible for future sale may have an adverse effect on market price and you may experience substantial dilution.

Sales of a substantial number of shares of our common stock in the public market could have the effect of depressing the prevailing market price of our common stock. Of the 200,000,000 shares of common stock presently authorized, 48,106,088 were outstanding as of June 4, 2004. The number of shares outstanding does not include an aggregate of 30,372,782 shares of common stock that are issuable. The number of issuable common shares is equal to 63% of the 48,106,088 outstanding shares. These issuable shares are comprised of: (a) 2,471,500 shares reserved for issuance upon exercise of outstanding awards granted under our 1991 Performance Equity Plan and 1998 Stock Plan; (b) 2,815,153 shares reserved for future grants under our 1998 Stock Plan; (c) 9,646,535 shares that are issuable upon conversion of the Series C Convertible Preferred Stock; (d) 5,000,000 shares of common stock issuable upon conversion of the first tranche of the Series D Convertible Preferred Stock; (e) 2,877,094 shares of common stock issuable upon exercise of warrants relating to the first tranche of the Series D Convertible Preferred Stock; (f) 5,000,000 shares of common stock issuable upon conversion of the second tranche of the Series D Convertible Preferred Stock; and (g) 2,562,500 shares of common stock issuable upon exercise of warrants related to the second tranche of the Series D Convertible Preferred Stock.

Conversions of our Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and related warrants may result in substantial dilution to other holders of our common stock.

As of June 4, 2004, we had approximately 210.8 shares of Series C Preferred Stock, 2,500,000 shares of Series D Preferred Stock and 5,439,594 common stock warrants outstanding. The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock and the warrants also are limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock, except that each holder has a right to terminate such limitation upon 61 days notice to us. Beneficial ownership for purposes of calculation of such percentage limitations does not include shares whose acquisition is subject to similar limitations. If all shares of the Series C and Series D Convertible Preferred Stock and warrants, which are outstanding or committed to be issued, are assumed to be converted into or exercised for shares of common stock, the number of new shares of common stock required to be issued as a result would aggregate 25,086,129 shares, which would represent 52% of the then outstanding shares of common stock.

Short sales of our common stock may be attracted by or accompany conversions of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, which sales may cause downward pressure upon the price of our common stock.

Short sales of our common stock may be attracted by or accompany the sale of converted common stock, which in the aggregate could cause downward pressure upon the price of the common stock, regardless of our operating results, thereby attracting additional short sales of the common stock. The result of conversions of the Series C and Series D Convertible Preferred Stock at declining conversion prices would be increasing and substantial dilution of the interests of the other holders of common stock.

If we fail to market and commercialize our Andrea DSP Microphone and Audio Software products, or continue to develop Andrea Anti-Noise Headset products, our revenues may not increase at a high enough rate to improve our results of operations or may not increase at all.

Our business, results of operations and financial condition depend on the successful commercialization of our Andrea DSP Microphone and Audio Software products and technologies. We introduced our first Andrea DSP Microphone products in 1998 and we continued to introduce complementary products and technologies over the last several years. We are primarily targeting these products at the desktop computer market, the audio and video conferencing markets and the market for in-vehicle computing, among others. The success of these products is subject to the risks frequently encountered by companies in an early stage of product commercialization, particularly companies in the computing and communications industries. Since we began sales of our initial Andrea Anti-Noise Headset products in 1995, we have developed and introduced new products in this line.

If we are unable to obtain market acceptance of Andrea DSP Microphone and Audio Software products and technologies or if market acceptance of these products and technologies occurs at a slow rate, then our business, results of operations and financial condition will be materially and adversely affected.

We, and our competitors, are focused on developing and commercializing products and technologies that enhance the use of voice, particularly in noisy environments, for a broad range of computer and communications applications. These products and technologies have been rapidly evolving and the number of our competitors has grown, but the markets for these products and technologies are subject to a high level of uncertainty and have been developing slowly. We, alone or together with our industry, may be unsuccessful in obtaining market acceptance of these products and technologies.

If we fail to develop and successfully introduce new products and technologies in response to competition and evolving technology, we may not be able to attract new customers or retain current customers.

The markets in which we sell our Andrea DSP Microphone and Audio Software and Andrea Anti-Noise Headset products are highly competitive. We may not compete successfully with any of our competitors. Most of our current and potential competitors have significantly greater financial, technology development, marketing, technical support and other resources than we do. Consequently, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, and sale of their products than we can. One or more of these competitors may independently develop technologies that are substantially equivalent or superior to our technology. The introduction of products incorporating new technologies could render our products obsolete and unmarketable and could exert price pressures on existing products.

We are currently engaged in the development of digital signal processing products and technologies for the voice, speech and natural language interface markets. We may not succeed in developing these new digital signal processing products and technologies, and any of these new digital signal processing products or technologies may not gain market acceptance.

Further, the markets for our products and technologies are characterized by evolving industry and governmental standards and specifications that may require us to devote substantial time and expense to adapt our products and technologies. For example, certain of our Andrea DSP Microphone and Audio Software and Andrea Anti-Noise Headset products are subject to the Federal Communications Commission (FCC requirements). We may not successfully anticipate and adapt our products and technologies in a cost effective and timely manner to changes in technology and industry standards or to introductions of new products and technologies by others that render our then existing products and technologies obsolete.

If our marketing collaborators do not effectively market those of their products with which our products are included or incorporated, our sales growth will be adversely affected.

We have entered into collaborative and distribution arrangements with software publishers and computer hardware manufacturers relating to the marketing and sale of Andrea DSP Microphone and Audio Software products through inclusion or incorporation with the products of our collaborators. Our success will therefore be dependent to a substantial degree on the efforts of these collaborators to market their products with which our products are included or incorporated. Our collaborators may not successfully market these products. In addition, our collaborators generally are not contractually obligated to any minimum level of sales of our products or technologies, and we have no control over their marketing efforts. Furthermore, our collaborators may develop their own microphone, earphone or headset products that may replace our products or technologies or to which they may give higher priority.

Shortages of, or interruptions in, the supply of more specialized components for our products could have a material adverse effect on our sales of these products.

We conduct low volume assembly operations of our DSP Microphone and Audio Software products at our facility in Israel. As sales of any particular product increases, assembly operations are transferred to subcontractors (primarily in the Far East) using purchased components. Some specialized components for the Andrea DSP Microphone and Audio Software products and Andrea Anti-Noise products, such as microphones and digital signal processing boards are available from a limited number of suppliers (in some cases foreign) and subject to long lead times. We may not be able to continue to obtain sufficient supplies of these more specialized components, particularly if the sales of our products increase substantially or market demand for these components otherwise increases. If our subcontractors fail to meet our production and shipment schedules, our business, results of operations and financial condition would be materially and adversely affected.

Our ability to compete may be limited by our failure to adequately protect our intellectual property or by patents granted to third parties.

We rely on a combination of patents, patent applications, trade secrets, copyrights, trademarks, nondisclosure agreements with our employees, licenses and potential licenses, limited access to and dissemination of our proprietary information, and other measures to protect our intellectual property and proprietary rights. However, the steps that we have taken to protect our intellectual property may not prevent its misappropriation or circumvention. In addition, numerous patents have been granted to other parties in the fields of noise cancellation, noise reduction, computer voice recognition, digital signal processing and related subject matter. We expect that products in these fields will increasingly be subject to claims under these patents as the numbers of products and competitors in these fields grow and the functionality of products overlap. Claims of this type could have an adverse effect on our ability to manufacture and market our products or to develop new products and technologies, because the parties holding these patents may refuse to grant licenses or only grant licenses with onerous royalty requirements. Moreover, the laws of other countries do not protect our proprietary rights to our technologies to the same extent as the laws of the United States.

An unfavorable ruling in any current litigation proceeding or future proceeding may adversely affect our business, results of operations and financial condition.

From time to time we are subject to litigation incidental to our business. For example, we are subject to the risk of adverse claims, interference proceedings before the U.S. Patent and Trademark Office, oppositions to patent applications outside the United States, and litigation alleging infringement of the proprietary rights of others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor.

Changes in economic and political conditions outside the United States could adversely affect our business, results of operations and financial condition.

We generate sales to regions outside the United States, particularly in Europe and areas in the Americas and Asia. For the years ended December 31, 2003 and 2002, sales to customers outside the United States accounted for approximately 10% and 19%, respectively, of our net sales. For the quarter ended March 31, 2004 and 2003, net revenues to customers outside the United States accounted for approximately 18% and 13%, respectively, or our net revenues. International sales and operations are subject to a number of risks, including:

•	trade restrictions in the form of license requirements;

•	restrictions on exports and imports and other government controls;

•	changes in tariffs and taxes;

•	difficulties in staffing and managing international operations;

•	problems in establishing and managing distributor relationships;

•	general economic conditions; and

•	political and economic instability or conflict.

To date, we have invoiced our international sales in U.S. dollars, and have not engaged in any foreign exchange or hedging transactions. We may not continue to be able to invoice all of our sales in U.S. dollars and to avoid engaging in foreign exchange or hedging transactions. If we are required to invoice any material amount of international sales in non-U.S. currencies, fluctuations in the value of non-U.S. currencies relative to the U.S. dollar may adversely affect our business, results of operations and financial condition or require us to incur hedging costs to counter such fluctuations.

We face risk from operating in Israel.

One of our engineering and customer support facilities is located in the State of Israel and, as a result, certain of our key engineering employees are located there as well. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a state of hostility has existed varying in degree and intensity between Israel and Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.

If we are unable to attract and retain the necessary managerial, technical and other personnel necessary for our business, then our business, results of operations and financial condition will be harmed.

Our performance is substantially dependent on the performance of our executive officers and key employees. The loss of the services of any of these executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success depends on our continuing ability to attract and retain highly qualified managers and technical personnel. As of the date of this filing, the Compensation Committee of our Board of Directors is in the process of negotiating an employment contract with the Chairman of the Board of the Company. Competition for qualified personnel is intense and we may not be able to attract, assimilate or retain qualified personnel in the future.

Andrea Electronics Corporation

Overview

Andrea Electronics Corporation is incorporated under the laws of the State of New York and has been engaged in the electronic communications industry since 1934. We design, develop and manufacturer state-of-the-art microphone technologies and products for enhancing speech-based applications software and communications that require high quality, clear voice signals. Our technologies eliminate unwanted background noise to enable the optimum performance of various speech-based and audio applications.

Our common stock is listed on the American Stock Exchange under the symbol “AND.”

Our Products. Our products and technologies optimize the performance of speech-based applications and audio applications in primarily the following markets:

•	personal computing (primarily for speech recognition applications and voice communication over the Internet);

•	audio/video conferencing; and

•	in-vehicle communications (to enable undeterred, hands-free communication).

Andrea Digital Signal Processing (“DSP”) Microphone and Audio Software. Our patented and patent-pending digital noise canceling technologies enable a speaker to be several feet from the microphone, and free the speaker from having to hold the microphone (we refer to this capability as “far-field” microphone use). Our Digital Super Directional Array (“DSDA”) and Direction Finding and Tracking Array (“DFTA”) microphone products convert sound received by an array of microphones in a product into digital signals that are then processed to cancel background noise from the signal to be transmitted. These two adaptive technologies represent the core technologies within our portfolio of far-field technologies. In addition to DSDA and DFTA, we have developed and commercialized several other digital, far-field noise canceling technologies, including, among others, Andrea PureAudio, a leading technology for canceling unwanted stationary noises and Andrea EchoStop, a high-quality acoustic echo canceller.

All of our digital, far-field microphone technologies are software-based and operate using either a dedicated DSP or a general purpose processor (for example, the Pentium) and the software, which may encompass one or all of our far-field noise canceling technologies, can be applied to improve the performance of a single microphone or multiple microphones. In addition, our digital, far-field, noise canceling technologies can be tailored and implemented into various form factors, for example, into the monitor of a PC, a rear view mirror, or a personal digital assistant, and can be used individually or combined depending on particular customer requirements.

We are currently targeting our far-field technologies primarily at (1) the desktop computing market (primarily through our relationship with Analog Devices, Inc. (“Analog Devices”), (2) the video and audio conferencing market, and (3) the market for personal computers designed for use in automobiles, trucks and buses to control satellite-based navigation systems and other devices within vehicles. Our far-field, digital noise canceling technologies and related products, together with implementations of other high-end audio technologies (for example, our Active Noise Reduction technology), comprise our Andrea DSP Microphone and Audio Software line of business. Sales of such technologies and products during the years ended December 31, 2003 and 2002 approximated 46% and 42%, respectively, of our total net revenues. Sales of such technologies and products during the periods ended March 31, 2004 and 2003 approximated 47% and 40%, respectively, of our total net revenues. We dedicate the majority of our marketing and research and development resources to this business segment, as we believe that communication products will increasingly require high performance, untethered (hands-free and headset-free) microphone technology.

Andrea Anti-Noise Headset Product Business. Our headset microphone products help to ensure clear speech in personal computer and telephone headset applications. Our Active Noise Cancellation microphone technology uses electronic circuits that distinguish a speaker’s voice from background noise in the speaker’s environment and then cancels the noise from the signal to be transmitted by the microphone. Our Active Noise Reduction headphone products use electronic circuits that distinguish the signal coming through an earphone from background noise in the listener’s environment and then reduces the noise heard by the listener. Together with our lower-end noise canceling headset products, these products comprise our Andrea Anti-Noise Headset Product segment. During the years ended December 31, 2003 and 2002 our Andrea Anti-Noise Headset Product segment approximated 54% and 58%, respectively, of our total net revenues. During the periods ended March 31, 2004 and 2003 our Andrea Anti-Noise Headset Product segment approximated 53% and 60%, respectively, of our total net revenues.

Forward Looking Statements

We make certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), throughout this prospectus and in the documents we incorporate by reference into this prospectus. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” variations of such words, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections about our business and industry, our beliefs and certain assumptions made by our management. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties including economic, competitive, governmental, technological and other factors which may affect our business and prospects.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus include, but are not limited to, those identified in this prospectus under “Risk Factors” and those described in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-KSB for the fiscal year ended December 31, 2003 and in any other filings which are incorporated by reference in this prospectus.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Forward-looking statements in this prospectus speak only as of the date of this prospectus. We have ongoing disclosure obligations under the federal securities laws to file periodic quarterly and annual reports as well as current reports that cover events that are material to our business, results of operations and financial condition. These reports could contain information that reflect subsequent developments relating to forward-looking statements in this prospectus. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of Proceeds

All of the shares of common stock offered hereby are being offered for the account of the Selling Stockholders. We will not receive any proceeds from the sale by the Selling Stockholders of the common stock made pursuant to this registration statement. The net proceeds received or to be received by us in connection with the sale and issuance of the Series D Convertible Preferred Stock and the warrants and upon exercise of the warrants have been and will continue to be used for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the continuation of our research and development activities.

Selling Stockholders

We are registering the shares in order to permit the Selling Stockholders to offer the shares of our common stock for resale from time to time. This prospectus covers the resale by Selling Stockholders of an aggregate of 15,439,594 shares of common stock of which 10,000,000 shares have been or are issuable upon conversion of Series D Convertible Preferred Stock and 5,439,594 shares have been or are issuable upon exercise of warrants.

2,500,000 shares of Series D Convertible Preferred Stock and warrants, convertible into or exercisable for a total of 15,000,000 shares of our common stock, were acquired by the Selling Stockholders (other than Knightsbridge Holdings LLC and Barry Honig) pursuant to the Securities Purchase Agreement. Warrants, exercisable into 439,594 shares of our common stock were acquired by Knightsbridge Holdings as partial payment for Knightsbridge Holdings acting as financial advisor to us in connection with that Securities Purchase Agreement, and a purchase by certain of the Selling Stockholders of shares of our Series C Convertible Preferred Stock from the previous holder. Knightsbridge Holdings subsequently assigned warrants exercisable into 188,547 shares of common stock to Barry Honig. As part of the conditions of the purchase by the Selling Stockholders, we agreed to register for resale by the Selling Stockholders the shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the warrants.

None of the Selling Stockholders is one of our directors or executive officers or a five percent or greater shareholder affiliate of ours.

The following table sets forth the names of the Selling Stockholders, the number of shares of common stock owned beneficially by the Selling Stockholders, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each of the Selling Stockholders after this offering. The Selling Stockholders may sell all, some or none of its shares offered in this offering. See “Plan of Distribution.”

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Shares Offered By This Prospectus(2)	Shares Beneficially Owned After Offering (1)(2)
Alpha Capital Aktiengesellschaft	6,455,943	(3)(4)(5)	2,571,426	3,884,517
Congregation Mishkan Sholom Incorporated	428,568	(3)(4)(6)	428,568	—
Stonestreet Limited Partnership	2,762,002	(3)(4)(7)	857,142	1,904,860
Greenwich Growth Fund Limited	552,401	(3)(4)(8)	171,432	380,969
Whalehaven Funds Limited	171,432	(3)(9)	171,432	—
Ellis International Ltd.	1,762,002	(3)(4)(10)	857,142	904,860
Longview Equity Fund, LP	514,284	(3)(4)(11)	514,284	—
Longview International Equity Fund, LP	171,432	(3)(4)(12)	171,432	—
Longview Fund LP	1,028,574	(3)(4)(13)	1,028,574	—
Enable Growth Partners	2,571,456	(3)(4)(14)	857,142	1,714,314
Redwood Capital Partners, Inc.	600,000	(3)(15)	600,000	—
Camden International Ltd.	514,284	(3)(16)	514,284	—
Gamma Opportunity Capital Partners, LP	1,561,946	(3)(4)(17)	857,142	704,804
Domino International Ltd.	514,284	(3)(4)(18)	514,284	—
Palisades Master Fund, LP	1,714,284	(3)(19)	1,714,284	—
Lucrative Investments	323,643	(3)(4)(20)	171,432	152,211
Advantage Fund I, LLC	1,500,000	(3)(21)	1,500,000	—
GRQ Consultants, Inc.	900,000	(3)(22)	900,000	—
S.O.S. Resource Services, Inc.	600,000	(3)(23)	600,000	—
Knightsbridge Holdings LLC	251,047	(24)	251,047	—
Barry Honig	188,547	(24)	188,547	—

(1)	Assumes that shares of Series C and Series D Convertible Preferred Stock and warrants that are issued or issuable have been converted or exercised by the Selling Stockholders.

(2)	Assumes that all shares of common stock issuable upon conversion of Series D Convertible Preferred Stock and exercise of warrants will be sold by each Selling Stockholder pursuant to this offering and that no other shares of common stock beneficially owned by the Selling Stockholder will be transferred or otherwise disposed of by the Selling Stockholder.

(3)	The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock or exercise of warrants is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock except that each holder has a right to terminate such limitation upon 61 days notice to us.

(4)	The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock.

(5)	Represents: 1,714,284 shares of common stock issuable upon conversion of 428,571 shares of Series D Convertible Preferred Stock; 857,142 shares of common stock issuable upon exercise of warrants; and 3,884,517 shares of common stock issuable upon conversion of 84.9 shares of Series C Convertible Preferred Stock.

(6)	Represents: 285,712 shares of common stock issuable upon conversion of 71,428 shares of Series D Convertible Preferred Stock; and 142,856 shares of common stock issuable upon exercise of warrants.

(7)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 1,904,860 shares of common stock issuable upon conversion of 41.6 shares of Series C Convertible Preferred Stock.

(8)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; 57,144 shares of common stock issuable upon exercise of warrants; and 380,969 shares of common stock issuable upon conversion of 8.3 shares of Series C Convertible Preferred Stock.

(9)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; and 57,144 shares of common stock issuable upon exercise of warrants.

(10)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 904,860 shares of common stock issuable upon conversion of 19.8 shares of Series C Convertible Preferred Stock.

(11)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; and 171,428 shares of common stock issuable upon exercise of warrants.

(12)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; and 57,144 shares of common stock issuable upon exercise of warrants.

(13)	Represents: 685,716 shares of common stock issuable upon conversion of 171,429 shares of Series D Convertible Preferred Stock; and 342,858 shares of common stock issuable upon exercise of warrants.

(14)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 1,714,314 shares of common stock issuable upon conversion of 37.5 shares of Series C Convertible Preferred Stock.

(15)	Represents: 400,000 shares of common stock issuable upon conversion of 100,000 shares of Series D Convertible Preferred Stock; and 200,000 shares of common stock issuable upon exercise of warrants.

(16)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; and 171,428 shares of common stock issuable upon exercise of warrants.

(17)	Represents: 571,428 shares of common stock issuable upon conversion of 142,857 shares of Series D Convertible Preferred Stock; 285,714 shares of common stock issuable upon exercise of warrants; and 704,804 shares of common stock issuable upon conversion of 15.4 shares of Series C Convertible Preferred Stock.

(18)	Represents: 342,856 shares of common stock issuable upon conversion of 85,714 shares of Series D Convertible Preferred Stock; and 171,428 shares of common stock issuable upon exercise of warrants.

(19)	Represents: 1,142,856 shares of common stock issuable upon conversion of 285,714 shares of Series D Convertible Preferred Stock; and 571,428 shares of common stock issuable upon exercise of warrants.

(20)	Represents: 114,288 shares of common stock issuable upon conversion of 28,572 shares of Series D Convertible Preferred Stock; 57,144 shares of common stock issuable upon exercise of warrants; and 152,211 shares of common stock issuable upon conversion of 3.3 shares of Series C Convertible Preferred Stock.

(21)	Represents: 1,000,000 shares of common stock issuable upon conversion of 250,000 shares of Series D Convertible Preferred Stock; and 500,000 shares of common stock issuable upon exercise of warrants.

(22)	Represents: 600,000 shares of common stock issuable upon conversion of 150,000 shares of Series D Convertible Preferred Stock; and 300,000 shares of common stock issuable upon exercise of warrants.

(23)	Represents: 400,000 shares of common stock issuable upon conversion of 100,000 shares of Series D Convertible Preferred Stock; and 200,000 shares of common stock issuable upon exercise of warrants.

(24)	Represents: Shares of common stock issuable upon exercise of warrants.

Description of Capital Stock

As of June 4, 2004 our authorized capital stock totaled 205,000,000 shares, consisting of:

(1)	200,000,000 shares of common stock, par value $0.01 per share, of which 48,106,088 shares were issued and outstanding. The 48,106,088 shares of common stock outstanding on June 4, 2004 does not include 5,286,653 shares of common stock issuable upon exercise of options granted under our 1991 Performance Equity Plan and 1998 Stock Plan and an aggregate of 25,086,129 shares of common stock issuable upon conversion of our outstanding Series C Convertible Preferred Stock and our outstanding shares or shares committed to be issued of our Series D Convertible Preferred Stock and exercise of outstanding warrants or warrants committed to be issued to purchase shares of common stock.

(2)	5,000,000 shares of preferred stock, par value $.01 per share, of which

a.	25,000 shares are designated Series A junior participating preferred stock, none of which are issued and outstanding. However, the Series A junior participating preferred stock are subject to a Shareholder Rights Plan, in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding. See “– Series A Junior Participating Preferred Stock.”

b.	1,500 shares are designated as Series B Convertible Preferred Stock and were issued; but none of which remain outstanding.

c.	1,000 shares are designated Series C Convertible Preferred Stock, of which 750 shares were issued; but, of which approximately 210.8 shares remain outstanding.

d.	2,500,000 shares are designated Series D Convertible Preferred Common Stock, of which 2,500,000 shares are issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Upon liquidation or dissolution, the holders of our common stock are entitled to receive all assets available for distribution to shareholders, subject to the preferential rights of the holders of the Series C and Series D Convertible Preferred Stock and any other series of preferred stock that may be then outstanding.

Preferred Stock

Shares of preferred stock are issuable in one or more series at the time or times and for the consideration as our board of directors may determine. All shares of each series of preferred stock shall be equal in rank and identical in all respects. Authority is expressly granted to our board of directors to fix from time to time, by resolution or resolutions providing for:

•	the establishment and/or issuance of any series of preferred stock;

•	the designation of any series of preferred stock;

•	the powers, preferences and rights of the shares of that series; and

•	the qualifications, limitations or restrictions of the preferred stock.

We currently have designated four series of preferred stock. Each series of preferred stock is summarized below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any newly issued preferred stock may have other rights, including economic rights senior to the common stock and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

Series A Junior Participating Preferred Stock. Under our Shareholder Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding. Each purchase right entitles the holder to purchase one-thousandth of a share of our Series A junior participating preferred stock, par value $0.01 per share, at an exercise price of $50. These purchase rights will not be exercisable unless a person or group acquires, or announces the intent to acquire, beneficial ownership of 20% or more of our common stock.

Each share of Series A junior participating preferred stock shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders.

Subject to the rights of the holders of any series of preferred stock ranking senior to the Series A junior participating preferred stock with respect to dividends, each holder of a share of Series A junior participating preferred stock, in preference to the holders of shares of common stock, will be entitled to a dividend equal to one thousand times any dividend declared per share of common stock.

Upon our liquidation or dissolution, holders of Series A junior participating preferred stock are entitled to: $1,000 per share, plus accrued and unpaid dividends and distributions, or an aggregate amount per share (subject to adjustment) equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, before we make any distributions to the holders of stock ranking junior to the Series A junior participating preferred stock; or pro rata distributions in proportion to the total amounts to which all holders of stock ranking in parity with the Series A junior participating preferred stock are entitled before we make any distributions to those other holders.

In the case of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A junior participating preferred stock shall be similarly exchanged into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of common stock is exchanged.

The Series A junior participating preferred stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of preferred stock. Whenever dividends or distributions payable on the Series A junior participating preferred stock are in arrears, we cannot, until all accrued and unpaid dividends and distributions, whether or not declared, on the Series A junior participating preferred stock outstanding have been paid:

•	declare or pay dividends, or make any other distributions, on any stock ranking junior to the Series A junior participating preferred stock;

•	declare or pay dividends, or make any other distributions, on any stock ranking on a parity with the Series A junior participating preferred stock, except dividends paid ratably on the Series A junior participating preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

•

redeem or purchase or otherwise acquire any stock ranking junior to the Series A junior participating preferred stock, provided that we may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any of our stock ranking junior to the Series A junior participating preferred stock; or

•	redeem or purchase or otherwise acquire any Series A junior participating preferred stock, or any shares of stock ranking on a parity with the Series A junior participating preferred stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

The shares of Series A junior participating preferred stock are also subject to antidilution provisions which are triggered in the event of stock splits, recapitalizations, or other dilutive transactions. The Series A junior participating preferred stock is not redeemable.

Series B Convertible Preferred Stock. 1,500 shares of Series B Convertible Preferred Stock were issued however, all of such shares have been converted into shares of our common stock as of June 4, 2004 and none of such shares remain issued and outstanding.

Series C Convertible Preferred Stock. The following is a summary of the material terms of the Series C Convertible Preferred Stock, as those terms have been revised pursuant to an Acknowledgement and Waiver Agreement dated as of February 17, 2004. The underlying documents for the Series C Convertible Preferred Stock are a securities purchase agreement, a registrations rights agreement, a certificate of amendment, all of which have been filed as exhibits to our Form 8-K filed with the Commission on October 12, 2000, a letter of understanding and term sheet filed as exhibits to our report on Form 8-K filed with the Commission on March 22, 2002, an agreement filed as an exhibit to our report on Form 8-K filed with the Commission on January 6, 2003 and an acknowledgement and waiver agreement filed as an exhibit to our Form 8-K filed with the Commission on February 17, 2004.

Background. On October 10, 2000, we issued 750 shares of the Series C Convertible Preferred Stock, $10,000 stated value per share for $7.5 million in a private placement to an investor. As of June 4, 2004, approximately 210.8 shares of Series C Convertible Preferred Stock remain outstanding and are beneficially owned by certain of the Selling Stockholders.

General Terms of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. However, the holders of Series C Convertible Preferred Common Stock prior to February 17, 2004 were entitled to receive an additional amount in cash or shares of common stock, at our option, upon conversion of the Series C Convertible Preferred Stock. Subsequent to February 17, 2004, holders of Series C Convertible Preferred Stock are no longer entitled to any further additional amounts.

In the event of our liquidation or dissolution, the holders of the Series C Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $10,000 plus $1,671, the additional amount described above. The holders of Series C Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series C Convertible Preferred Stock is convertible into shares of the common stock at the option of the holder. The number of shares of common stock into which a share of Series C Convertible Preferred Stock may be converted (the “conversion rate”) is equal to $10,000 plus the additional amount divided by the conversion price of $0.2551 of the Series C Convertible Preferred Stock. Thus, assuming the conversion of all 210.8 outstanding shares of Series C Convertible Preferred Stock, we would be required to issue a total of 9,646,535 shares of common stock, subject to adjustment for certain stock splits, recapitalizations, or other dilutive transactions.

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. These calculations exclude the number of shares of common stock which would be issuable upon:

•	conversion of the remaining, nonconverted shares of Series C Convertible Preferred Stock beneficially owned by the holder and its affiliates; or

•	exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series C Convertible Preferred Stock.

Other Terms. The transaction documents relating to the Series C Convertible Preferred Stock contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

•	contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

•	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock,

•	limit our ability to issue senior preferred stock, and

•	prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

The shares of Series C Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series C Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series C Convertible Preferred Stock.

Series D Convertible Preferred Stock. The following is a summary of the material terms of the Series D Convertible Preferred Stock. The underlying documents for the Series D Convertible Preferred Stock are a securities purchase agreement, registration rights agreement and a certificate of amendment, all filed as exhibits to our Form 8-K filed with the Commission on February 26, 2004.

Background. On February 23, 2004, the Selling Stockholders purchased 1,250,000 shares of the Series D Convertible Preferred Stock and warrants, for an aggregate of $1,250,000. On June 4, 2004, the Selling Stockholders purchased an additional 1,250,000 shares of Series D Convertible Preferred Stock and warrants for an additional $1,250,000. Subject to various terms and conditions, these 2,500,000 shares of Series D Convertible Preferred Stock, among other things, are convertible into 10,000,000 shares of common stock (a conversion price of $0.25 per share) and the warrants are exercisable for an aggregate of 5,000,000 shares of our common stock (2,500,000 with an exercise price of $0.38 per share and 2,500,000 with an exercise price of $0.17 per share). For more information regarding the warrants, see “—Warrants.”

General Terms of the Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. In the event of our liquidation or dissolution, the holders of the Series D Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $1.00. The holders of Series D Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series D Convertible Preferred Stock is convertible into four shares of common stock at the option of the holder (a conversion price of $0.25 per share, subject to adjustment for certain stock splits, recapitalizations, or other dilutive transactions).

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock, and except that each holder has a right to terminate such limitation upon 61 days notice to us. These calculations exclude the number of shares of common stock which would be issuable upon:

•	conversion of the remaining, nonconverted shares of Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates;

•	exercise of the warrants issued in connection with the Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates; and

•	exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series D Convertible Preferred Stock.

Registration of Shares. We were obligated by a registration rights agreement to register the common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the common stock warrants. This prospectus is a part of that registration statement.

We have agreed to indemnify the holders of registerable securities against liabilities under the Securities Act in connection with the registration of the common stock issuable upon conversion of the Series D Convertible Preferred Stock. To the extent any indemnification is prohibited or limited by law, we have agreed to make the maximum contribution with respect to any amounts for which we would otherwise be liable under the registration rights agreement to the fullest extent permitted by law. The holders will similarly indemnify us.

Other Terms. The transaction documents relating to the Series D Convertible Preferred Stock and warrants contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

•	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock, and

•	limit our ability to issue senior preferred stock.

The shares of Series D Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series D Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series D Convertible Preferred Stock.

Warrants. The outstanding warrants are exercisable to purchase an aggregate of 2,877,094 shares of common stock, at an exercise price of $0.38 per share and an aggregate of 2,562,500 shares of common stock, at an exercise price of $0.17 per share. The exercise prices are subject to adjustment, in the event of stock dividends, distributions, stock splits or reverse stock splits, and also for adjustment in the event of reclassifications, exchanges, reorganizations, mergers and similar events. The warrants are exercisable into an aggregate of 2,877,094 shares of common stock are exercisable at any time after August 23, 2004 and prior to February 23, 2009 and the warrants exercisable into an aggregate of 2,562,500 shares of common stock are exercisable at any time after December 4, 2004 and prior to June 4, 2009.

Additional Information Regarding the Terms of the Series D

Convertible Preferred Stock and Warrants

Copies of the relevant documents regarding the issuance of the Series D Convertible Preferred Stock and the warrants were filed with the Commission as exhibits to our Current Report on Form 8-K, filed as of February 26, 2004. Shareholders desiring a more complete understanding of these securities are urged to refer to such disclosures and exhibits.

We will furnish to any shareholder upon receipt of a written or oral request, to the Corporate Secretary copies of this Current Report on Form 8-K, including exhibits, without charge, to Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747 (631) 719-1800.

Plan Of Distribution

We are registering the shares of common stock to permit the resale of shares of common stock by the holder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise, or

•	through short sales.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in sales of shares pursuant to this prospectus will be subject to applicable provisions of the Exchange Act and the Exchange Act’s rules and regulations, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $94,670 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder for use in this prospectus or we will be entitled to contribution.

The selling stockholders have advised us that it purchased the Series D Convertible Preferred Stock in the ordinary course of its business and, at the time the selling stockholders purchased the Series D Convertible Preferred Stock, they were not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

Legal Matters

Legal matters with respect to our common stock being offered hereby have been passed upon for us by our counsel, Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C.

Experts

The consolidated financial statements of Andrea incorporated in this prospectus and registration statement by reference to our annual report on Form 10-KSB have been audited by Marcum & Kliegman LLP, a registered independent public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Andrea Electronics Corporation at December 31, 2002 and 2003, and for each of the two years in the period ended December 31, 2003, appearing in this Prospectus and Registration Statement, which have been audited by Marcum & Kliegman LLP, independent registered public accounting firm, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein, include amounts for Lamar Processing LTD (“Lamar”) which, as to the year 2002 have been audited by Luboshitz Kasierer, an affiliate member of Ernst & Young International, and as to the year 2003 have been audited by Kost Forer Gabby and Kasierer, a member of Ernst & Young Global, independent auditors. The amounts for Lamar included in the financial statements referred to above are included in reliance upon such reports given on the authority of those firms as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional office of the Commission at The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the common stock. The registration statement contains information, which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its web site.

We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law.

Incorporation Of Certain Information By Reference

We have filed the following documents with the Commission. We are incorporating these documents in this prospectus, and they are a part of this prospectus.

1.	Our annual report on Form 10-KSB for the fiscal year ended December 31, 2003; and

2.	Our quarterly report on Form 10-QSB for the quarter ended March 31, 2004;

3.	The description of our common stock, par value $0.01 per share, contained in

a.	our registration statement filed under the Exchange Act, as amended, No. 1-4324, as declared effective on February 28, 1967;

b.	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-K for the year ended December 31, 1992);

c.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-K for the year ended December 31, 1997);

d.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed November 30, 1998);

e.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed June 22, 1999);

f.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 12, 2000);

g.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated August 22, 2001 (incorporated by reference to Exhibit 3.6 of the Registrant’s Annual Report on Form 10-K filed April 1, 2002);

h.	Certificate of Amendment of the Restated Certificate of Incorporation of Registrant dated February 5, 2003 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-A/A filed February 6, 2003);

i.	Certificate of Amendment to the Certificate of Incorporation of the Registrant dated February 23, 2004 (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 8-K filed February 26, 2004); and

j.	any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part of this prospectus from the date we file the documents with the Commission.

If we file with the Commission any document that contains information that is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the Commission.

We will provide a copy of the documents referred to above without charge if you request the information from us. Requests for such copies should be directed to us in writing at our principal executive offices at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York, 11747, attention: Corporate Secretary.

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized any person to provide you with any different information. If anyone provides you with different or inconsistent information you should not rely on it. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering herein contained and, if given or made, such information or representations must not be relied upon as having been authorized by us or the Selling Stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation.

Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that any information contained herein is correct as to any of the time subsequent to its date. However, we have undertaken to amend the registration statement of which this prospectus is a part to reflect any facts or events arising after the effective date thereof which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. It is anticipated, however, that most updated information will be incorporated herein by reference to our reports filed under the securities exchange act of 1934.

All dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

15,439,594 SHARES

ANDREA ELECTRONICS CORPORATION

COMMON STOCK

PROSPECTUS

June 4, 2004